UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Eugene E. McGowan

308 E. Pennbrook Circle

Sioux Falls, South Dakota 57108

(605) 335-2709

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Granite Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 595,753*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 595,753*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,753*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) OO

*Includes 425,538 shares which the Reporting Person is irrevocably bound to purchase, subject to approval of the shareholders of Issuer, as well as 170,215 shares purchasable pursuant to the exercise of warrants in connection with such purchased shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eugene E. McGowan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,520*

	8.	Shared Voting Power 2,553,085**

	9.	Sole Dispositive Power 19,520*

	10.	Shared Dispositive Power 2,553,085**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,572,605**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.8%

14.	Type of Reporting Person (See Instructions) IN

*                 Includes 15,000 shares purchasable pursuant to the exercise of options.

**          Includes 425,538 shares which Granite Partners, L.L.C. is irrevocably bound to purchase, subject to approval of the shareholders of Issuer, 170,215 shares purchasable by Granite Partners, L.L.C. pursuant to the exercise of warrants in connection with such purchased shares and shares beneficially owned by Brew Buddies, L.L.C. and Brew Masters, L.L.C.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value (the “Common Stock”) of Granite City Food & Brewery Ltd. (the “Issuer”), 5831 Cedar Lake Road, St. Louis Park, MN 55416.

Item 2.	Identity and Background
(a) This Schedule 13D is being filed by Granite Partners, L.L.C., a South Dakota Limited Liability Company (the “Reporting Person”). The Reporting Person was organized to invest in Issuer.
(b) The business address of the Reporting Person is 308 E. Pennbrook Circle, Sioux Falls, South Dakota, 57108.

(c)            Eugene E. McGowan, the Managing Member of the Reporting Person, exercises control over the Reporting Person. Mr. McGowan is an individual engaged in the business of management and address is 308 E. Pennbrook Circle, Sioux Falls, SD 57108.

(d)           During the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, Eugene E. McGowan, has been convicted in a criminal (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, Eugene E. McGowan, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Eugene E. McGowan is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

Source of Funds ($1,383,000) for this acquisition was from the members of Reporting Persons through a loan from CorTrust Bank NA, a copy of which is attached hereto as Exhibit B.  The Reporting Persons intend to pursue a private placement offering of securities of Granite Partners, L.L.C. to repay the loan.

Item 4.	Purpose of Transaction
The purpose of the acquisition of the Common Stock is for investment.
(a) The Reporting Person may acquire more securities or dispose of securities as business and market conditions dictate.

(b)         The Reporting Person does not any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Issuer or any of its subsidiaries.

(c) The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries.
(d) The Reporting Person does not have any plans to enter into a voting agreement with regard to the placement of one nominee of Reporting Person’s choice on the Board of Directors of the Issuer.
(e) The Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of Issuer.
(f) The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in Issuer’s business or corporate structure.

(g)         The Reporting Person does not have any plans or proposals that relate to or would result in changes in Issuer’s charter or bylaws or other actions which may impede the acquisition of control of Issuer by any person.

(h)         The Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)             The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

(a)            As of the date hereof, the Reporting Person beneficially owned 6.7 % of the Common Stock of the Issuer, or 595,753 shares, which consists of i) 425,538 shares of Common Stock and ii) 170,215 shares purchasable pursuant to the exercise of Common Stock Warrants. As of the date hereof, Eugene E. McGowan, the Managing Member of the Reporting Person, owned 2,572,605 shares, or 26.8% of the Common Stock, consisting of (i) 4,520 shares owned by Mr. McGowan; (ii) 15,000 shares purchasable pursuant to stock options held by Mr. McGowan; (iii) 595,753 shares beneficially owned by Granite Partners, L.L.C. (iv) 1,297,467 shares pursuant to possible conversion of 20,500 Series A Convertible Preferred Stock owned by Brew Buddies, L.L.C. (v) 648,733 shares purchasable pursuant to the exercise of Common Stock Warrants held by Brew Buddies, L.L.C.; (vi) 5,303 shares owned by Brew Buddies, L.L.C.; and (vii) 5,829 shares owned by Brew Masters, L.L.C.

(b)           The Reporting Person has the sole power to vote and dispose of its shares; Mr. McGowan has the sole power to vote and dispose of 19,520 shares and shared power to vote and to dispose of 2,553,085 shares (through his interest in Granite Partners, L.L.C, Brew Buddies, L.L.C. and Brew Masters, LLC).

(c) On August 9, 2004, Eugene E. McGowan received 4,520 shares and Brew Masters, LLC received 5,829 shares pursuant to a prorata in-kind distribution from Brew Buddies, L.L.C. to its members.
(d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from the proceeds from the sale of the shares reported herein.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Common Stock is beneficially owned as a result of Issuer’s private placement offering, whereby Reporting Person executed a Securities Purchase Agreement for the purchase of Common Stock and Common Stock Warrants, a copy of which is attached hereto as Exhibit A.

Item 7.	Material to Be Filed as Exhibits
Exhibit A: Securities Purchase Agreement between Granite City Food & Brewery Ltd. and Granite Partners, L.L.C. dated September 17, 2004.
Exhibit B: Business Promissory Note between Eugene E. McGowan, Donald Dunham, Jr. and CorTrust Bank dated September 15, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Granite Partners, L.L.C.

/s/ Eugene McGowan
By: Eugene McGowan
Its: Managing Member

Dated:	September 30, 2004

Exhibits to Schedule13 D

Exhibit A:  Securities Purchase Agreement between Granite City Food & Brewery Ltd. and Granite Partners, L.L.C. dated September 17, 2004.

Exhibit B:  Business Promissory Note between Eugene E. McGowan, Donald Dunham, Jr. and CorTrust Bank dated September 15, 2004.